# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Playa Hotels & Resorts N.V., CIK 0001692412
CUSIP: N70544106
Title of class of securities: Ordinary Shares, (euro)0.10 par value
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-000503
Filed by CIK 0001730145

## Reporting persons
- Voss Value Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Voss Value-Oriented Special Situations Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Voss Advisors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Voss Capital, LP: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Cocke Travis W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Playa Hotels & Resorts N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, NETHERLANDS NA

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Voss Value Master Fund, L.P. ("Voss Value Master Fund");

Voss Value-Oriented Special Situations Fund, L.P. ("Voss Value-Oriented Special Situations Fund");

Voss Advisors GP, LLC ("Voss GP");

Voss Capital, L.P. ("Voss Capital"); and

Travis W. Cocke.
Address of principal business office or, if none, residence:
Voss Value Master Fund
3773 Richmond, Suite 850
Houston, Texas 77046

Voss Value-Oriented Special Situations Fund
3773 Richmond, Suite 850
Houston, Texas 77046

Voss GP
3773 Richmond, Suite 850
Houston, Texas 77046

Voss Capital
3773 Richmond, Suite 850
Houston, Texas 77046

Travis W. Cocke
3773 Richmond, Suite 850
Houston, Texas 77046
Citizenship:
Voss Value Master Fund
Cayman Islands

Voss Value-Oriented Special Situations Fund
Texas

Voss GP
Texas

Voss Capital
Texas

Travis W. Cocke
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2025:

(i) Voss Value Master Fund beneficially owned 0 Ordinary Shares, (euro)0.10 par value (the "Shares");

(ii) Voss Value-Oriented Special Situations Fund beneficially owned 100,000 Shares;

(iii) Voss GP, as the general partner of Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the 100,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund;

(iv) Voss Capital, as the investment manager of Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the 100,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

(v) Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the 100,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 122,988,198 Shares outstanding as of March 20, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Merger Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 21, 2025.

As of the close of business on March 31, 2025:

(i) Voss Value Master Fund beneficially owned 0% of the outstanding Shares;

(ii) Voss Value-Oriented Special Situations Fund may be deemed to beneficially own less than 1% of the outstanding Shares;

(iii) Voss GP may be deemed to beneficially own less than 1% of the outstanding Shares;

(iv) Voss Capital may be deemed to beneficially own less than 1% of the outstanding Shares; and

(v) Mr. Cocke may be deemed to beneficially own less than 1% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (05/14/2025)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (05/14/2025)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (05/14/2025)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (05/14/2025)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (05/14/2025)